SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

ALLIANT TECHSYSTEMS INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

3.00% Convertible Senior Subordinated Notes due 2024
(Title of Class of Securities)

018804AK0
(CUSIP Numbers of Class of Securities)

Scott D. Chaplin
Senior Vice President, General Counsel and Secretary
Alliant Techsystems Inc.
1300 Wilson Boulevard, Suite 400
Arlington, Virginia 22209-2307
Telephone:  (703) 412-5960

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of Filing Person)

COPIES TO:
Craig F. Arcella
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019
Telephone:  (212) 474-1000

CALCULATION OF FILING FEE
Transaction Valuation *	Amount of Filing Fee **
$373,580,581.50	$48,117.18

*
This transaction valuation assumes, solely for purposes of calculating the filing fee for this Schedule TO, that all 3.00% Convertible Senior Subordinated Notes due 2024 (the “Notes”) of Alliant Techsystems Inc. outstanding as of May 30, 2014 will be purchased at the maximum purchase price of $1,906.50 in cash per $1,000 principal amount of Notes tendered, plus accrued and unpaid interest up to, but excluding, the settlement date. The final purchase price per $1,000 principal amount of the Notes will be determined in accordance with the pricing formula described in the Company’s Offer to Purchase, dated June 2, 2014. As of May 30, 2014, there was $195,951,000 aggregate principal amount of Notes outstanding.

**
The amount of the filing fee was calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #4 for Fiscal Year 2014, issued February 28, 2014, and equals $128.80 for each $1,000,000 of the value of the transaction.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.
☑ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

*	If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is being filed with the Securities and Exchange Commission (the “SEC”) by Alliant Techsystems Inc., a Delaware corporation (the “Company”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934 (the “Exchange Act”), in connection with the Company’s offer to purchase for cash any and all of the outstanding 3.00% Convertible Senior Subordinated Notes due 2014 (the “Notes”), upon the terms and subject to the conditions set forth in the Company’s Offer to Purchase, dated June 2, 2014 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”), each of which is attached as an exhibit to this Schedule TO.  The Offer will expire at 12:00 midnight, New York City time, at the end of June 27, 2014, unless the Offer is extended or earlier terminated by the Company (such date and time, as it may be extended by the Company, the “Expiration Date”).

Upon the terms and subject to the conditions of the Offer, holders of Notes who validly tender and do not validly withdraw their Notes on or prior to the Expiration Date, will receive, for each $1,000 principal amount of such Notes, a cash purchase price (the “Purchase Price”) equal to the sum of (i) the Average VWAP (as defined in the Offer to Purchase) multiplied by 13.1023 plus (ii) an amount equal to the amount of interest that would accrue on such Notes from and including the settlement date of the Offer to but excluding August 20, 2014 (which is the first day that the Company may redeem the Notes), without any discounting thereof, plus (iii) a fixed cash amount of $2.50, provided that in no event will the Purchase Price be less than $1,382.41 or more than $1,906.50 per $1,000 principal amount of such Notes.  In addition to the Purchase Price, holders will receive, in respect of their Notes that are accepted for purchase, accrued and unpaid interest on such Notes up to, but excluding, the settlement date of the Offer.  All amounts payable pursuant to the Offer will be rounded to the nearest cent.

In addition to the Offer, in connection with a dividend the Company has declared and will pay to holders of its outstanding common stock during the pendency of the Offer, the Company intends to make a payment to each holder of Notes who is a holder of record at the close of business on June 2, 2014 (the record date of such dividend), on the date of payment of such dividend (which is expected to be June 26, 2014), for each $1,000 principal amount of Notes held by such holder, in an amount equal to the per share amount of such dividend, multiplied by 13.1023, such that the holders of the Notes will effectively participate in the dividend without conversion of their Notes.  As a result of such payment, no anti-dilution adjustment to the conversion rate of the Notes will be made as a result of this dividend.

Information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in response to Items 1 through 13 of this Schedule TO, except those items as to which information is specifically provided herein.

Item 1.   Summary Term Sheet.

The information set forth in the Offer to Purchase in the section entitled “Summary Terms of the Offer” is incorporated herein by reference.

Item 2.   Subject Company Information.

(a)  Name and Address.  The issuer is Alliant Techsystems Inc., a Delaware corporation.  The address of the Company’s principal executive offices is 1300 Wilson Boulevard, Suite 400, Arlington, VA 22209-2307.  The Company’s telephone number at that address is (703) 412-5960.

(b)  Securities.  The subject securities are the Company’s 3.00% Convertible Senior Subordinated Notes due 2024.  As of May 30, 2014, the aggregate principal amount of the Notes outstanding was $195,951,000.

(c)  Trading Market and Price.  The information set forth in the Offer to Purchase in the section entitled “Price Range of the Notes and Common Stock; Dividends and Dividend Policy” is incorporated herein by reference.

Item 3.   Identity and Background of Filing Person.

(a)  Name and Address.  The Company is both the filing person and the subject company. The information set forth in Item 2(a) above is incorporated herein by reference.

As required by Instruction C to Schedule TO, the following persons are the directors, executive officers and controlling persons of the Company.

Name	Position

Mark W. DeYoung	Director, President and Chief Executive Officer
Ronald R. Fogleman	Chairman of the Board
Michael Callahan	Director
Scott D. Chaplin	Senior Vice President, General Counsel and Secretary
Neal S. Cohen	Executive Vice President and Chief Financial Officer
Roxanne J. Decyk	Director
Martin C. Faga	Director
April H. Foley	Director
Michael A. Kahn	Senior Vice President and President Defense Group
Tig H. Krekel	Director
Blake E. Larson	Senior Vice President and President Aerospace Group
Douglas L. Maine	Director
Roman Martinez IV	Director
Stephen M. Nolan	Senior Vice President of Strategy and Business Development
Mark H. Ronald	Director
Jay Tibbets	Senior Vice President and President Sporting Group
Christine A. Wolf	Senior Vice President Human Resources

The address and telephone number of each director and executive officer is: c/o Alliant Techsystems Inc., 1300 Wilson Boulevard, Suite 400, Arlington, VA 22209-2307, and such person’s telephone number (703) 412-5960.

Item 4.    Terms of the Transaction.

(a)	Material Terms.

(1)   Tender Offers.

(i)    The information set forth in the sections of the Offer to Purchase entitled “Summary Terms of the Offer” and “The Offer—Principal Amount of Notes; Price” is incorporated herein by reference.

(ii)   The information set forth in the sections of the Offer to Purchase entitled “Summary Terms of the Offer” and “The Offer—Principal Amount of Notes; Price” is incorporated herein by reference.

(iii)  The information set forth in the sections of the Offer to Purchase entitled “Summary Terms of the Offer” and “The Offer—Principal Amount of Notes; Price” is incorporated herein by reference.

(iv)  Not applicable.

(v)  The information set forth in the section of the Offer to Purchase entitled “The Offer—Extension of the Offer; Termination; Amendment” is incorporated herein by reference.

(vi)  The information set forth in the section of the Offer to Purchase entitled “The Offer—Withdrawal Rights” is incorporated herein by reference.

(vii)  The information set forth in the sections of the Offer to Purchase entitled “The Offer—Procedures for Tendering the Notes” and “The Offer—Withdrawal Rights” is incorporated herein by reference.

(viii) The information set forth in the section of the Offer to Purchase entitled “The Offer—Purchase of the Notes; Payment of Purchase Price” is incorporated herein by reference.

(ix)  Not applicable.

(x)   The information set forth in the section of the Offer to Purchase entitled “Purposes, Effects and Plans—Material Differences in the Rights of Holders of the Notes as a Results of the Offer” is incorporated herein by reference.

(xi)   Not applicable.

(xii)  The information set forth in the section of the Offer to Purchase entitled “Purposes, Effects and Plans—Material U.S. Federal Income Tax Consequences” is incorporated herein by reference.

(2)    Merger or Similar Transactions.  Not applicable.

(b)   Purchases.  The information set forth in the section of the Offer to Purchase entitled “The Offer—Security Ownership” is incorporated herein by reference.

Item 5.            Past Contracts, Transactions, Negotiations and Agreements.

(a)    Agreements Involving the Subject Company’s Securities.

The Company has entered into the following agreements relating to the Notes:

1.     Indenture dated as of August 13, 2004 among the Company, as Issuer, the Subsidiary Guarantors identified in the Indenture and The Bank of New York Mellon Trust Company, N.A., as successor to BNY Midwest Trust Company, as Trustee, relating to 3.00% Convertible Senior Subordinated Notes due 2024 (incorporated by reference to Exhibit 4.1 to the Company’s Form 10-Q for the quarter ended October 3, 2004 filed with the SEC on November 12, 2004).

2.     First Supplemental Indenture dated as of October 26, 2004 to Indenture, dated as of August 13, 2004 among the Company, as Issuer, the Subsidiary Guarantors identified in the Indenture and The Bank of New York Mellon Trust Company, N.A., as successor to BNY Midwest Trust Company, as Trustee (incorporated by reference to Exhibit 4.2 to the Company’s Form 10-Q for the quarter ended October 3, 2004 filed with the SEC on November 12, 2004).

The Company has entered into the following agreements relating to its capital stock:

1.     Transaction Agreement, dated as of April 28, 2014 among the Company, Vista SpinCo Inc., Vista Merger Sub Inc. and Orbital Sciences Corporation (incorporated by reference to Exhibit 2.1 to Form 8-K dated April 28, 2014).

2.     Description of non-employee Directors’ cash and equity compensation (incorporated by reference to “Director Compensation—Summary Compensation Information” on pages 17-18 of Schedule 14A filed on June 14, 2013).

3.     Non-Employee Director Restricted Stock Award and Stock Deferral Program (as amended and restated October 30, 2007) under the Alliant Techsystems Inc. 2005 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to Form 8-K dated October 29, 2007).

4.     Amendment No. 1 (effective July 31, 2013) to Non-Employee Director Restricted Stock Award and Stock Deferral Program (as amended and restated October 30, 2007) under the Alliant Techsystems Inc. 2005 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Form 10-Q for the quarter ended June 30, 2013).

5.     Amended and Restated Non-Employee Director Restricted Stock Plan, Amended and Restated as of October 30, 2007 (incorporated by reference to Exhibit 10.3 to Form 8-K dated October 29, 2007).

6.     Description of compensation arrangement for Neal S. Cohen, the Company’s Chief Financial Officer (incorporated by reference to Item 5.02 of Form 8-K dated January 30, 2012).

7.     Alliant Techsystems Inc. Executive Officer Incentive Plan (as amended and restated effective August 2, 2011) (incorporated by reference to Exhibit 10.1 to Form 8-K dated August 1, 2011).

8.     Alliant Techsystems Inc. 2005 Stock Incentive Plan (as amended and restated effective August 7, 2012) (incorporated by reference to Exhibit 10.1 to Form 8-K dated August 7, 2012).

9.     Form of Non-Qualified Stock Option Award Agreement (Cliff Vesting) under the Alliant Techsystems Inc. 2005 Stock Incentive Plan (incorporated by reference to Exhibit 10.25.2 to the Form 10-K for the year ended March 31, 2006 (the “Fiscal 2006 10-K”)).

10.   Form of Non-Qualified Stock Option Award Agreement under the Alliant Techsystems Inc. 2005 Stock Incentive Plan, for option grants in the years ended March 31, 2012 and March 31, 2013 (incorporated by reference to Exhibit 10.13.3 to the Form 10-K for the year ended March 31, 2012 (the “Fiscal 2012 Form 10-K”)).

11.   Form of Non-Qualified Stock Option Award Agreement (Installment Vesting) under the Alliant Techsystems Inc. 2005 Stock Incentive Plan, for option grants in the year ended March 31, 2014 (incorporated by reference to Exhibit 10.12.4 to the Form 10-K for the year ended March 31, 2014 (the “Fiscal 2014 Form 10-K”)).

12.   Form of Performance Growth Award Agreement under the Alliant Techsystems Inc. 2005 Stock Incentive Plan for the Fiscal Year 2012-2014 Performance Period (incorporated by reference to Exhibit 10.13.7 to the Form 10-K for the year ended March 31, 2011 (the “Fiscal 2011 Form 10-K”)).

13.   Form of Performance Growth Award Agreement under the Alliant Techsystems Inc. 2005 Stock Incentive Plan for the Fiscal Year 2013-2015 Performance Period (incorporated by reference to Exhibit 10.13.7 to the Fiscal 2012 Form 10-K).

14.   Form of Performance Growth Award Agreement under the Alliant Techsystems Inc. 2005 Stock Incentive Plan for the Fiscal Year 2014-2016 Performance Period (incorporated by reference to Exhibit 10.12.7 to the Form 10-K for the year ended March 31, 2013 (the “Fiscal 2013 10-K”)).

15.   Form of Performance Growth Award Agreement under the Alliant Techsystems Inc. 2005 Stock Incentive Plan for the Fiscal Year 2015-2017 Performance Period (incorporated by reference to Exhibit 10.12.8 to the Fiscal 2014 10-K).

16.   Form of Relative Stockholder Return Performance Award Agreement under the Alliant Techsystems Inc. 2005 Stock Incentive Plan for the Fiscal Year 2012-2014 Performance Period (incorporated by reference to Exhibit 10.13.10 to the Fiscal 2011 Form 10-K).

17.   Form of Restricted Stock Award Agreement under the Alliant Techsystems Inc. 2005 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to Form 8-K dated January 30, 2012).

18.   Form of Restricted Stock Award Agreement (Installment Vesting) under the Alliant Techsystems Inc. 2005 Stock Incentive Plan, for restricted stock grants in the year ended March 31, 2014 (incorporated by reference to Exhibit 10.12.11 to the Fiscal 2014 10-K).

19.   Alliant Techsystems Inc. Nonqualified Deferred Compensation Plan, as Amended and Restated October 29, 2007 (incorporated by reference to Exhibit 10.6 to Form 8-K dated October 29, 2007).

20.   Trust Agreement for Nonqualified Deferred Compensation Plan effective January 1, 2003 (incorporated by reference to Exhibit 10.9.2 to the Fiscal 2003 Form 10-K).

21.   Alliant Techsystems Inc. Executive Severance Plan as amended effective October 29, 2007 (incorporated by reference to Exhibit 10.7 to Form 8-K dated October 29, 2007).

22.   Alliant Techsystems Inc. Defined Benefit Supplemental Executive Retirement Plan, as Amended and Restated effective July 1, 2013 (incorporated by reference to Exhibit 10.1 to Form 8-K dated January 31, 2013).

23.   Alliant Techsystems Inc. Defined Contribution Supplemental Executive Retirement Plan, as Amended and Restated effective July 1, 2013 (incorporated by reference to Exhibit 10.2 to Form 8-K dated January 31, 2013).

24.   Alliant Techsystems Inc. Income Security Plan, As Amended and Restated, Effective July 1, 2013 (incorporated by reference to Exhibit 10.1 to Form 8-K dated July 30, 2013).

25.   Trust Under Income Security Plan dated May 4, 1998 (effective March 2, 1998), by and between the Company and U.S. Bank National Association (incorporated by reference to Exhibit 10.20.1 to the Form 10-K for the fiscal year ended March 31, 1998 (the “Fiscal 1998 Form 10-K”)).

26.   First Amendment to the Trust Under the Income Security Plan effective December 4, 2001, by and between the Company and U.S. Bank National Association (incorporated by reference to Exhibit 10.17.2 to the Fiscal 2002 Form 10-K).

        A description of the material provisions of the foregoing agreements is set forth in the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2014, filed with the SEC on May 23, 2014, or the Company’s proxy statement for its 2013 annual meeting of stockholders filed with the SEC on June 14, 2013.

Item 6.    Purposes of the Transaction and Plans or Proposals.

(a)   The information set forth in the section of the Offer to Purchase entitled “Purpose, Effects and Plans—Purpose of the Offer” is incorporated herein by reference.

(b)   The information set forth in the section of the Offer to Purchase entitled “Purpose, Effects and Plans—Retirement and Cancellation” is incorporated herein by reference.

(c)(1)  None.

(c)(2)  None.

(c)(3)  The information set forth in the Offer to Purchase in the section entitled “The Offer—Source and Amount of Funds” is incorporated herein by reference.

(c)(4)  None.

(c)(5)  None.

(c)(6)  None.

(c)(7)  None.

(c)(8)  None.

(c)(9)  The Company has outstanding various compensatory plans, arrangements and agreements with its employees, including its executive officers and directors, pursuant to which equity awards are made from time to time in the ordinary course. The Company’s compensatory plans, arrangements and agreements with its executive officers and directors are listed in Item 5(e) above, which is incorporated herein by reference.

(c)(10)  None.

Item 7.    Source and Amount of Funds or Other Consideration.

(a)   Source of Funds.  The information set forth in the section of the Offer to Purchase entitled “The Offer—Source and Amount of Funds” is incorporated herein by reference.

(b)   Conditions.  The information set forth in the sections of the Offer to Purchase entitled “The Offer—Source and Amount of Funds” and “The Offer—Conditions of the Offer” are incorporated herein by reference. There are no alternative financing arrangements.

(d)   Borrowed Funds.  The information set forth in the Offer to Purchase in the section entitled “The Offer—Source and Amount of Funds” is incorporated herein by reference.

Item 8.            Interest in the Securities of the Subject Company.

(a)   Securities Ownership.  The information set forth in the section of the Offer to Purchase entitled “The Offer—Security Ownership” is incorporated herein by reference.

(b)   Securities Transactions.  The information set forth in the section of the Offer to Purchase entitled “The Offer—Security Ownership” is incorporated herein by reference.

Item 9.            Persons/Assets, Retained, Employed, Compensated or Used.

(a)   Solicitations or Recommendations.  The information set forth in the section of the Offer to Purchase entitled “The Offer—Persons Employed in Connection with the Offer” is incorporated herein by reference.

Item 10.         Financial Statements.

(a)   Financial Information.

1.      The financial statements set forth under Part II, Item 8 of the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2014 is incorporated herein by reference.

        2.     The information set forth in the Offer to Purchase in the section entitled “Ratio of Earnings to Fixed Charges” is incorporated herein by reference.

        3.     The information set forth in the Offer to Purchase in the section entitled “Price Range of the Notes and Common Stock and Dividends” is incorporated herein by reference.

(b)   Pro Forma Information.  Not applicable.

Item 11.          Additional Information.

(a)   Agreements, Regulatory Requirements and Legal Proceedings.  Not applicable.

(b)   Other Material Information.  The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.          Exhibits.

Exhibits filed as a part of this Schedule TO are listed below.  Exhibits incorporated by reference are so indicated.

Exhibit Number	Description
(a)(1)(i)	Offer to Purchase, dated June 2, 2014.
(a)(1)(ii)	Form of Letter of Transmittal.
(a)(1)(iii)	Form of Notice of Voluntary Offering Instructions.
(a)(1)(iv)	Form of Notice of Withdrawal.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)	Press Release dated June 2, 2014 (incorporated by reference to Exhibit 99.1 to Form 8-K dated June 2, 2014).

Exhibit Number	Descripton
(b)(1)
Third Amended and Restated Credit Agreement, dated as of November 1, 2013, among the Company, as the Borrower; Bank of America, N.A., as Administrative Agent; the Lenders party thereto; The Bank of Tokyo-Mitsubishi UFJ, LTD., RBC Capital Markets, Suntrust Robinson Humphrey, Inc., U.S. Bank National Association, and Wells Fargo Bank National Association, as Co-Syndication Agents; Merrill Lynch, Pierce, Fenner & Smith Incorporated, The Bank of Tokyo-Mitsubishi UFJ, LTD., RBC Capital Markets, Suntrust Robinson Humphrey, Inc., U.S. Bank National Association, and Wells Fargo Securities, LLC, as Joint Lead Arrangers and Joint Bookrunning Managers; and Citibank, N.A., Fifth Third Bank, JPMorgan Chase Bank, N.A., Morgan Stanley Bank, N.A., PNC Bank National Association, Regions Bank, and Sumitomo Mitsui Banking Corporation, as Co-Documentation Agents (incorporated by reference to Exhibit 10.1 to Form 8-K dated November 1, 2013).

(d)(1)
Indenture dated as of August 13, 2004 among the Company, as Issuer, the Subsidiary Guarantors identified in the Indenture and The Bank of New York Mellon Trust Company, N.A., as successor to BNY Midwest Trust Company, as Trustee, relating to 3.00% Convertible Senior Subordinated Notes due 2024 (incorporated by reference to Exhibit 4.1 to the Company’s Form 10-Q for the quarter ended October 3, 2004 filed with the SEC on November 12, 2004).

(d)(2)
First Supplemental Indenture dated as of October 26, 2004 to Indenture, dated as of August 13, 2004 among the Company, as Issuer, the Subsidiary Guarantors identified in the Indenture and The Bank of New York Mellon Trust Company, N.A., as successor to BNY Midwest Trust Company, as Trustee (incorporated by reference to Exhibit 4.2 to the Company’s Form 10-Q for the quarter ended October 3, 2004 filed with the SEC on November 12, 2004).

(d)(3)
Transaction Agreement, dated as of April 28, 2014 among the Company, Vista SpinCo Inc., Vista Merger Sub Inc. and Orbital Sciences Corporation (incorporated by reference to Exhibit 2.1 to Form 8-K dated April 28, 2014).

(d)(4)
Description of non-employee Directors’ cash and equity compensation (incorporated by reference to “Director Compensation—Summary Compensation Information” on pages 17-18 of Schedule 14A filed on June 14, 2013).

(d)(5)
Non-Employee Director Restricted Stock Award and Stock Deferral Program (as amended and restated October 30, 2007) Under the Alliant Techsystems Inc. 2005 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to Form 8-K dated October 29, 2007).

(d)(6)
Amendment No. 1 (effective July 31, 2013) to Non-Employee Director Restricted Stock Award and Stock Deferral Program (as amended and restated October 30, 2007) Under the Alliant Techsystems Inc. 2005 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Form 10-Q for the quarter ended June 30, 2013).

(d)(7)	Amended and Restated Non-Employee Director Restricted Stock Plan, Amended and Restated as of October 30, 2007 (incorporated by reference to Exhibit 10.3 to Form 8-K dated October 29, 2007).

Exhibit Number	Description
(d)(8)	Description of compensation arrangement for Neal S. Cohen, the Company’s Chief Financial Officer (incorporated by reference to Item 5.02 of Form 8-K dated January 30, 2012).
(d)(9)	Alliant Techsystems Inc. Executive Officer Incentive Plan (As Amended and Restated Effective August 2, 2011) (incorporated by reference to Exhibit 10.1 to Form 8-K dated August 1, 2011).
(d)(10)	Alliant Techsystems Inc. 2005 Stock Incentive Plan (As Amended and Restated Effective August 7, 2012) (incorporated by reference to Exhibit 10.1 to Form 8-K dated August 7, 2012).
(d)(11)	Form of Non-Qualified Stock Option Award Agreement (Cliff Vesting) under the Alliant Techsystems Inc. 2005 Stock Incentive Plan (incorporated by reference to Exhibit 10.25.2 to the Fiscal 2006 10-K).
(d)(12)
Form of Non-Qualified Stock Option Award Agreement (Installment Vesting) under the Alliant Techsystems Inc. 2005 Stock Incentive Plan, for option grants in the years ended March 31, 2012 and March 31, 2013 (incorporated by reference to Exhibit 10.13.3 to the Fiscal 2012 Form 10-K).

(d)(13)
Form of Non-Qualified Stock Option Award Agreement (Installment Vesting) under the Alliant Techsystems Inc. 2005 Stock Incentive Plan, for option grants in the year ended March 31, 2014 (incorporated by reference to Exhibit 10.12.4 to the Fiscal 2014 Form 10-K).

(d)(14)
Form of Performance Growth Award Agreement under the Alliant Techsystems Inc. 2005 Stock Incentive Plan for the Fiscal Year 2012-2014 Performance Period (incorporated by reference to Exhibit 10.13.7 to the Fiscal 2011 Form 10-K).

(d)(15)
Form of Performance Growth Award Agreement under the Alliant Techsystems Inc. 2005 Stock Incentive Plan for the Fiscal Year 2013-2015 Performance Period (incorporated by reference to Exhibit 10.13.7 to the Fiscal 2012 Form 10-K).

(d)(16)
Form of Performance Growth Award Agreement under the Alliant Techsystems Inc. 2005 Stock Incentive Plan for the Fiscal Year 2014-2016 Performance Period (incorporated by reference to Exhibit 10.12.7 to the Fiscal 2013 10-K).

(d)(17)
Form of Performance Growth Award Agreement under the Alliant Techsystems Inc. 2005 Stock Incentive Plan for the Fiscal Year 2015-2017 Performance Period (incorporated by reference to Exhibit 10.12.8 to the Fiscal 2014 10-K).

(d)(18)
Form of Relative Stockholder Return Performance Award Agreement under the Alliant Techsystems Inc. 2005 Stock Incentive Plan for the Fiscal Year 2012-2014 Performance Period (incorporated by reference to Exhibit 10.13.10 to the Fiscal 2011 Form 10-K).

(d)(19)	Form of Restricted Stock Award Agreement under the Alliant Techsystems Inc. 2005 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to Form 8-K dated January 30, 2012).

Exhibit Number	Description
(d)(20)
Form of Restricted Stock Award Agreement under the Alliant Techsystems Inc. 2005 Stock Incentive Plan, for restricted stock grants in the year ended March 31, 2014 (incorporated by reference to Exhibit 10.12.11 to the Fiscal 2014 10-K).

(d)(21)	Alliant Techsystems Inc. Nonqualified Deferred Compensation Plan, as Amended and Restated October 29, 2007 (incorporated by reference to Exhibit 10.6 to Form 8-K dated October 29, 2007).
(d)(22)	Trust Agreement for Nonqualified Deferred Compensation Plan effective January 1, 2003 (incorporated by reference to Exhibit 10.9.2 to the Fiscal 2003 Form 10-K).
(d)(23)	Alliant Techsystems Inc. Executive Severance Plan as amended effective October 29, 2007 (incorporated by reference to Exhibit 10.7 to Form 8-K dated October 29, 2007).
(d)(24)
Alliant Techsystems Inc. Defined Benefit Supplemental Executive Retirement Plan, as Amended and Restated effective July 1, 2013 (incorporated by reference to Exhibit 10.1 to Form 8-K dated January 31, 2013).

(d)(25)
Alliant Techsystems Inc. Defined Contribution Supplemental Executive Retirement Plan, as Amended and Restated effective July 1, 2013 (incorporated by reference to Exhibit 10.2 to Form 8-K dated January 31, 2013).

(d)(26)	Alliant Techsystems Inc. Income Security Plan, As Amended and Restated, Effective July 1, 2013 (incorporated by reference to Exhibit 10.1 to Form 8-K dated July 30, 2013).
(d)(27)
Trust Under Income Security Plan dated May 4, 1998 (effective March 2, 1998), by and between the Company and U.S. Bank National Association (incorporated by reference to Exhibit 10.20.1 to the Fiscal 1998 Form 10-K).

(d)(28)
First Amendment to the Trust Under the Income Security Plan effective December 4, 2001, by and between the Company and U.S. Bank National Association (incorporated by reference to Exhibit 10.17.2 to the Fiscal 2002 Form 10-K).

(d)(29)	Form of Indemnification Agreement between the Registrant and its directors and officers (incorporated by reference to Exhibit 10.5 to the Fiscal 2014 Form 10-K).
(g)	Not applicable.
(h)	Not applicable.

Item 13.         Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ALLIANT TECHSYSTEMS INC.

Date: June 2, 2014	By:	/s/ Scott D. Chaplin
Name: Scott D. Chaplin
Title: Senior Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(i)	Offer to Purchase, dated June 2, 2014.
(a)(1)(ii)	Form of Letter of Transmittal.
(a)(1)(iii)	Form of Notice of Voluntary Offering Instructions.
(a)(1)(iv)	Form of Notice of Withdrawal.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)	Press Release dated June 2, 2014 (incorporated by reference to Exhibit 99.1 to Form 8-K dated June 2, 2014).
(b)(1)
Third Amended and Restated Credit Agreement, dated as of November 1, 2013, among the Company, as the Borrower; Bank of America, N.A., as Administrative Agent; the Lenders party thereto; The Bank of Tokyo-Mitsubishi UFJ, LTD., RBC Capital Markets, Suntrust Robinson Humphrey, Inc., U.S. Bank National Association, and Wells Fargo Bank National Association, as Co-Syndication Agents; Merrill Lynch, Pierce, Fenner & Smith Incorporated, The Bank of Tokyo-Mitsubishi UFJ, LTD., RBC Capital Markets, Suntrust Robinson Humphrey, Inc., U.S. Bank National Association, and Wells Fargo Securities, LLC, as Joint Lead Arrangers and Joint Bookrunning Managers; and Citibank, N.A., Fifth Third Bank, JPMorgan Chase Bank, N.A., Morgan Stanley Bank, N.A., PNC Bank National Association, Regions Bank, and Sumitomo Mitsui Banking Corporation, as Co-Documentation Agents (incorporated by reference to Exhibit 10.1 to Form 8-K dated November 1, 2013).

(d)(1)
Indenture dated as of August 13, 2004 among the Company, as Issuer, the Subsidiary Guarantors identified in the Indenture and The Bank of New York Mellon Trust Company, N.A., as successor to BNY Midwest Trust Company, as Trustee, relating to 3.00% Convertible Senior Subordinated Notes due 2024 (incorporated by reference to Exhibit 4.1 to the Company’s Form 10-Q for the quarter ended October 3, 2004 filed with the SEC on November 12, 2004).

(d)(2)
First Supplemental Indenture dated as of October 26, 2004 to Indenture, dated as of August 13, 2004 among the Company, as Issuer, the Subsidiary Guarantors identified in the Indenture and The Bank of New York Mellon Trust Company, N.A., as successor to BNY Midwest Trust Company, as Trustee (incorporated by reference to Exhibit 4.2 to the Company’s Form 10-Q for the quarter ended October 3, 2004 filed with the SEC on November 12, 2004).

(d)(3)
Transaction Agreement, dated as of April 28, 2014 among the Company, Vista SpinCo Inc., Vista Merger Sub Inc. and Orbital Sciences Corporation (incorporated by reference to Exhibit 2.1 to Form 8-K dated April 28, 2014).

(d)(4)
Description of non-employee Directors’ cash and equity compensation (incorporated by reference to “Director Compensation—Summary Compensation Information” on pages 17-18 of Schedule 14A filed on June 14, 2013).

Exhibit Number	Description
(d)(5)
Non-Employee Director Restricted Stock Award and Stock Deferral Program (as amended and restated October 30, 2007) Under the Alliant Techsystems Inc. 2005 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to Form 8-K dated October 29, 2007).

(d)(6)
Amendment No. 1 (effective July 31, 2013) to Non-Employee Director Restricted Stock Award and Stock Deferral Program (as amended and restated October 30, 2007) Under the Alliant Techsystems Inc. 2005 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Form 10-Q for the quarter ended June 30, 2013).

(d)(7)	Amended and Restated Non-Employee Director Restricted Stock Plan, Amended and Restated as of October 30, 2007 (incorporated by reference to Exhibit 10.3 to Form 8-K dated October 29, 2007).
(d)(8)	Description of compensation arrangement for Neal S. Cohen, the Company’s Chief Financial Officer (incorporated by reference to Item 5.02 of Form 8-K dated January 30, 2012).
(d)(9)	Alliant Techsystems Inc. Executive Officer Incentive Plan (As Amended and Restated Effective August 2, 2011) (incorporated by reference to Exhibit 10.1 to Form 8-K dated August 1, 2011).
(d)(10)	Alliant Techsystems Inc. 2005 Stock Incentive Plan (As Amended and Restated Effective August 7, 2012) (incorporated by reference to Exhibit 10.1 to Form 8-K dated August 7, 2012).
(d)(11)	Form of Non-Qualified Stock Option Award Agreement (Cliff Vesting) under the Alliant Techsystems Inc. 2005 Stock Incentive Plan (incorporated by reference to Exhibit 10.25.2 to the Fiscal 2006 10-K).
(d)(12)
Form of Non-Qualified Stock Option Award Agreement (Installment Vesting) under the Alliant Techsystems Inc. 2005 Stock Incentive Plan, for option grants in the years ended March 31, 2012 and March 31, 2013 (incorporated by reference to Exhibit 10.13.3 to the Fiscal 2012 Form 10-K).

(d)(13)
Form of Non-Qualified Stock Option Award Agreement (Installment Vesting) under the Alliant Techsystems Inc. 2005 Stock Incentive Plan, for option grants in the year ended March 31, 2014 (incorporated by reference to Exhibit 10.12.4 to the Fiscal 2014 Form 10-K).

(d)(14)
Form of Performance Growth Award Agreement under the Alliant Techsystems Inc. 2005 Stock Incentive Plan for the Fiscal Year 2012-2014 Performance Period (incorporated by reference to Exhibit 10.13.7 to the Fiscal 2011 Form 10-K).

(d)(15)
Form of Performance Growth Award Agreement under the Alliant Techsystems Inc. 2005 Stock Incentive Plan for the Fiscal Year 2013-2015 Performance Period (incorporated by reference to Exhibit 10.13.7 to the Fiscal 2012 Form 10-K).

(d)(16)
Form of Performance Growth Award Agreement under the Alliant Techsystems Inc. 2005 Stock Incentive Plan for the Fiscal Year 2014-2016 Performance Period (incorporated by reference to Exhibit 10.12.7 to the Fiscal 2013 10-K).

Exhibit Number	Description
(d)(17)
Form of Performance Growth Award Agreement under the Alliant Techsystems Inc. 2005 Stock Incentive Plan for the Fiscal Year 2015-2017 Performance Period (incorporated by reference to Exhibit 10.12.8 to the Fiscal 2014 10-K).

(d)(18)
Form of Relative Stockholder Return Performance Award Agreement under the Alliant Techsystems Inc. 2005 Stock Incentive Plan for the Fiscal Year 2012-2014 Performance Period (incorporated by reference to Exhibit 10.13.10 to the Fiscal 2011 Form 10-K).

(d)(19)	Form of Restricted Stock Award Agreement under the Alliant Techsystems Inc. 2005 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to Form 8-K dated January 30, 2012).
(d)(20)
Form of Restricted Stock Award Agreement under the Alliant Techsystems Inc. 2005 Stock Incentive Plan, for restricted stock grants in the year ended March 31, 2014 (incorporated by reference to Exhibit 10.12.11 to the Fiscal 2014 10-K).

(d)(21)	Alliant Techsystems Inc. Nonqualified Deferred Compensation Plan, as Amended and Restated October 29, 2007 (incorporated by reference to Exhibit 10.6 to Form 8-K dated October 29, 2007).
(d)(22)	Trust Agreement for Nonqualified Deferred Compensation Plan effective January 1, 2003 (incorporated by reference to Exhibit 10.9.2 to the Fiscal 2003 Form 10-K).
(d)(23)	Alliant Techsystems Inc. Executive Severance Plan as amended effective October 29, 2007 (incorporated by reference to Exhibit 10.7 to Form 8-K dated October 29, 2007).
(d)(24)
Alliant Techsystems Inc. Defined Benefit Supplemental Executive Retirement Plan, as Amended and Restated effective July 1, 2013 (incorporated by reference to Exhibit 10.1 to Form 8-K dated January 31, 2013).

(d)(25)
Alliant Techsystems Inc. Defined Contribution Supplemental Executive Retirement Plan, as Amended and Restated effective July 1, 2013 (incorporated by reference to Exhibit 10.2 to Form 8-K dated January 31, 2013).

(d)(26)	Alliant Techsystems Inc. Income Security Plan, As Amended and Restated, Effective July 1, 2013 (incorporated by reference to Exhibit 10.1 to Form 8-K dated July 30, 2013).
(d)(27)
Trust Under Income Security Plan dated May 4, 1998 (effective March 2, 1998), by and between the Company and U.S. Bank National Association (incorporated by reference to Exhibit 10.20.1 to the Fiscal 1998 Form 10-K).

(d)(28)
First Amendment to the Trust Under the Income Security Plan effective December 4, 2001, by and between the Company and U.S. Bank National Association (incorporated by reference to Exhibit 10.17.2 to the Fiscal 2002 Form 10-K).

(d)(29)	Form of Indemnification Agreement between the Registrant and its directors and officers (incorporated by reference to Exhibit 10.5 to the Fiscal 2014 Form 10-K).

Exhibit Number	Description
(g)	Not applicable.
(h)	Not applicable.